SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2017

Commission File Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

License and Collaboration Agreement

On December 19, 2017 (the “Effective Date”), Zai Lab (Shanghai) Co., Ltd. (“Zai”) entered into a License and Collaboration Agreement (the “Agreement”) with Five Prime Therapeutics, Inc. (“FivePrime”), pursuant to which FivePrime granted Zai exclusive rights to develop and commercialize FivePrime’s proprietary afucosylated FGFR2b antibody known as FPA144, and all fragments, conjugates, derivatives and modifications thereof (the “Licensed Antibody”) in China, Hong Kong, Macau and Taiwan (each, a “region,” and collectively, the “Territory”).

Under the terms of the Agreement, Zai will be responsible, at its expense, for (i) developing and commercializing products containing the Licensed Antibody (each, a “Licensed Product”) under a territory development plan (ii) performing certain development activities to support FivePrime’s global development and registration of Licensed Prodcuts, including FivePrime’s global Phase 3 registrational trial of FPA144 in combination with FOLFOX in front-line gastric and gastroesophageal cancer (the “FPA144-004 Study”) in the Territory under a global development plan.

Pursuant to the Agreement, Zai will make an upfront payment of $5 million to FivePrime. Additionally, with respect to each Licensed Product, FivePrime will be eligible to receive up to $39 million in specified developmental and regulatory milestone payments.

Zai will also be obligated to pay FivePrime a royalty, on a Licensed Product-by-Licensed Product and region-by-region basis, in the high teens or low twenties, depending on the number of patients Zai enrolls in the FPA144-004 Study, subject to reduction in certain circumstances, on net sales of each Licensed Product in the Territory until the latest of (i) the 11th anniversary of the first commercial sale of such Licensed Product in such region, (ii) the expiration of certain patents covering such Licensed Product in such region, and (iii) the date on which any applicable regulatory, pediatric, orphan drug or data exclusivity with respect to such Licensed Product expires in such region.

Under the Agreement, provided that Zai enrolls and treats a specified number of patients in the FPA144-004 Study in China, Zai is eligible to receive a low single-digit percentage royalty, on a Licensed Product-by-Licensed Product basis on net sales of a Licensed Product outside the Territory until the 10th anniversary of the first commercial sale of each such Licensed Product outside the Territory.

Unless earlier terminated by either party, the Agreement will expire on a Licensed Product-by-Licensed Product and region-by-region basis upon the expiration of Zai’s payment obligations with respect to each Licensed Product under the Agreement. Zai may terminate the Agreement in its entirety at any time with advance written notice. Either party may terminate the Agreement in its entirety with written notice for the other party’s material breach if such party fails to cure the breach. FivePrime may terminate the Agreement in its entirety with written notice for Zai’s material breach of its diligence obligations with respect to development and obtaining marketing approval, and may terminate the agreement on a region-by-region basis for Zai’s breach of its diligence obligations with respect to timely commercialization of a Licensed Product in a region following marketing approval. FivePrime may terminate the agreement in its entirety if Zai or its affiliates or sublicensees commences a legal action challenging the validity, enforceability or scope of any of FivePrime’s patents in the Territory. Either party also may terminate the Agreement in its entirety upon certain insolvency events involving the other party.

The foregoing description of the Agreement is only a summary and is qualified in its entirety by reference to the Agreement, a copy of which will be filed as an exhibit to Zai’s Annual Report on Form 20-F for the fiscal year ending December 31, 2017.

Zai has filed as an exhibit to this Form 6-K a press release dated December 19, 2017 announcing the entry into the Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

By:	/s/ Samantha Du
Name:	Samantha Du
Title:	Chief Executive Officer

Dated: December 19, 2017

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release issued December 19, 2017